Exhibit (a)(10)
                                                              To the Schedule TO

EMAIL TO ELIGIBLE EMPLOYEES REGARDING OVERVIEW PRESENTATION


Employee Option Exchange Program
Information Session

We will be conducting information sessions regarding the Employee Option Exchange Program at the following locations and times:



The session will begin with a brief overview of the program and an opportunity for you to ask questions. Registration is not required, but we would appreciate it if you would email Yaslyn Moore (ymoore@iss.net) if you plan to attend.

Remember that you can always contact us directly with a specific question through optionexchange@iss.net. `